Filed pursuant to Rule 424(b)(3)

File No. 333-230583

UNITED STATES 12 MONTH NATURAL FUND, LP

Supplement dated October 1, 2020

to

Prospectus dated April 27, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States 12 Month Natural Gas Fund, LP (“UNL”) dated April 27, 2020 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 4 of the Prospectus before you decide to invest.

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The following changes are hereby made to the Prospectus and each corresponding section:

1.	On the cover page of the Prospectus, paragraph 4 is deleted in its entirety and replaced with the following:

Investors who buy or sell shares during the day from their broker may do so at a premium or discount relative to the market value of the underlying natural gas futures contracts in which UNL invests due to supply and demand forces at work in the secondary trading market for shares that are closely related to, but not identical to, the same forces influencing the prices of natural gas and the natural gas futures contracts that serve as UNL’s investment benchmark. INVESTING IN UNL INVOLVES RISKS SIMILAR TO THOSE INVOLVED WITH AN INVESTMENT DIRECTLY IN THE NATURAL GAS MARKET, BUT IT IS NOT A PROXY FOR TRADING DIRECTLY IN THE NATURAL GAS MARKETS. Investing in UNL also involves the correlation risk described below and other significant risks. You should consider carefully the risks described below before making an investment decision. See “Risk Factors Involved with an Investment in UNL” beginning on page 4.

2.	The following is added after the first paragraph of the subsection titled “UNL’s Investment Objective and Strategy” on page 1 of the Prospectus:

UNL seeks to achieve its investment objective by investing so that the average daily percentage change in UNL’s NAV for any period of 30 successive valuation days will be within plus/minus ten percent (10%) of the average daily percentage change in the price of the Benchmark Futures Contracts over the same period.

3.	The sentence under the subsection titled “Investment Risk” on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

Investors may choose to use UNL as a means of investing indirectly in natural gas. INVESTING IN UNL INVOLVES RISKS SIMILAR TO THOSE INVOLVED WITH AN INVESTMENT DIRECTLY IN THE NATURAL GAS MARKET, BUT IT IS NOT A PROXY FOR TRADING DIRECTLY IN THE NATURAL GAS MARKETS. Investing in UNL also involves the correlation risk described below and other significant risks. You should consider carefully the risks described below before making an investment decision. See “Risk Factors Involved with an Investment in UNL” beginning on page 4.

4.	The following is added to the subsection titled “Correlation Risk” on page 2 of the Prospectus, as a new, third paragraph:

As of the date of this prospectus, significant market volatility has occurred in the oil markets and the oil futures markets. Such volatility is attributable to the COVID-19 pandemic, disputes among oil-producing companies, a corresponding collapse in demand for oil and a lack of on-land storage for oil. Although the volatility has abated in recent months, future volatility cannot be predicted. Volatility in the natural gas market was also elevated, but it did not reach the same extreme levels as the volatility in the oil futures market did. However, the COVID-19 pandemic could cause increased volatility in the future, the impact of which could limit UNL’s ability to have a substantial portion of its assets invested in the Benchmark Futures Contracts. In such a circumstance, UNL could, if it determined it appropriate to do so in light of market conditions and regulatory requirements, invest in other Futures Contracts and/or Other Natural Gas-Related Investments.

5.	The following is added after the subsection titled “Other Risks” on page 3 of the Prospectus:

UNL is not leveraged.

UNL has not leveraged, and does not intend to leverage, its assets through borrowings or otherwise, and makes its investments accordingly. Consistent with the foregoing, UNL’s announced investment intentions, and any changes thereto, will take into account the need for UNL to make permitted investments that also allow it to maintain adequate liquidity to meet its margin and collateral requirements and to avoid, to the extent reasonably possible, UNL becoming leveraged. If market conditions require it, these risk reduction procedures may occur on short notice if they occur other than during a roll or rebalance period.

UNL may temporarily limit the offering of Creation Baskets.

UNL may determine to limit the issuance of its shares through the offering of Creation Baskets to its Authorized Participants in order to allow it to reinvest the proceeds from sales of its Creation Baskets in currently permitted assets in a manner that meets its investment objective.

UNL will announce to the market through the filing of a Current Report on Form 8-K if it intends to limit the offering of Creation Baskets at any time. In such case, orders for Creation Baskets will be considered for acceptance in the order they are received by UNL and UNL would continue to accept requests for redemption of its shares from Authorized Participants through Redemption Baskets during the period of the limited offering of Creation Baskets.

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6.	The second paragraph of the section titled “Risk Factors Involved with an Investment in UNL” on page 4 of the Prospectus is deleted in its entirety and replaced with the following:

UNL’s investment objective is for the daily percentage changes in the NAV per share to reflect the daily percentage changes of the spot price of natural gas delivered at the Henry Hub, Louisiana as measured by the daily percentage changes in the price of the average of the prices of 12 futures contracts on natural gas traded on the New York Mercantile Exchange (the “NYMEX”), consisting of the near month contract to expire and the contracts for the following 11 months, for a total of 12 consecutive months’ contracts, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire and the contracts for the following 11 consecutive months (the “Benchmark Futures Contracts”), plus interest earned on UNL’s collateral holdings, less UNL’s expenses. UNL seeks to achieve its investment objective by investing so that the average daily percentage change in UNL’s NAV for any period of 30 successive valuation days will be within plus/minus ten percent (10%) of the average daily percentage change in the price of the Benchmark Futures Contracts over the same period. UNL’s investment strategy is designed to provide investors with a cost-effective way to invest indirectly in natural gas and to hedge against movements in the spot price of natural gas.

7.	The first sentence of the third paragraph of the risk factor “An investment in UNL may provide little or no diversification benefits. Thus, in a declining market, UNL may have no gains to offset losses from other investments, and an investor may suffer losses on an investment in UNL while incurring losses with respect to other asset classes.” on page 5 of the Prospectus is deleted and replaced with the following:

Variables such as drought, floods, weather, pandemics, embargoes, tariffs and other political events may have a larger impact on natural gas prices and natural gas-linked instruments, including Futures Contracts and Other Natural Gas-Related Investments, than on traditional securities.

8.	The following is added to the risk factor “Correlation Risk” on page 6 of the Prospectus, immediately before the risk factor titled “The market price at which investors buy or sell shares may be significantly less or more than NAV”:

As of the date of this prospectus, significant market volatility has occurred in the oil markets and the oil futures markets. Such volatility is attributable to the COVID-19 pandemic, disputes among oil-producing companies, a corresponding collapse in demand for oil and a lack of on-land storage for oil. Although the volatility has abated in recent months, future volatility cannot be predicted. Volatility in the natural gas market was also elevated, but it did not reach the same extreme levels as the volatility in the oil futures market did. However, the COVID-19 pandemic could cause increased volatility in the future, the impact of which could limit UNL’s ability to have a substantial portion of its assets invested in the Benchmark Futures Contracts. In such a circumstance, UNL could, if it determined it appropriate to do so in light of market conditions and regulatory requirements, invest in other Futures Contract and/or Other Natural Gas-Related Investments.

9.	The risk factor “The market price at which investors buy or sell shares may be significantly less or more than NAV.” on page 6 of the Prospectus is amended as follows: the last sentence of the first paragraph is deleted from that paragraph and forms the first sentence of a new, second paragraph, to which the following is added:

For example, a shortage of UNL shares in the market and other factors could cause UNL’s shares to trade at a premium. Investors should be aware that such premiums can be transitory. To the extent an investor purchases shares that include a premium (e.g., because of a shortage of shares in the market due to the inability of Authorized Participants to purchase additional shares from UNL that could be resold into the market) and the cause of the premium no longer exists causing the premium to disappear (e.g., because more shares are available for purchase from UNL by Authorized Participants that could be resold into the market) such investor’s return on its investment would be adversely impacted due to the loss of the premium.

10.	The following risk factor is added on page 6 of the Prospectus, after the risk factor “Daily percentage changes in UNL’s NAV may not correlate with daily percentage changes in the average of the prices of the Benchmark Futures Contracts.”

An investment in UNL is not a proxy for investing in the natural gas markets, and the daily percentage changes in the price of the Benchmark Futures Contracts, or the NAV of UNL, may not correlate with daily percentage changes in the spot price of natural gas.

An investment in UNL is not a proxy for investing in the natural gas markets. To the extent that investors use UNL as a means of indirectly investing in natural gas, there is the risk that the daily changes in the price of UNL’s shares on the NYSE Arca, on a percentage basis, will not closely track the daily changes in the spot price of natural gas on a percentage basis. This could happen if the price of shares traded on the NYSE Arca does not correlate closely with the value of UNL’s NAV; the changes in UNL’s NAV do not correlate closely with the changes in the price of the Benchmark Futures Contracts; or the changes in the price of the Benchmark Futures Contracts do not closely correlate with the changes in the cash or spot price of natural gas. This is a risk because if these correlations do not exist, then investors may not be able to use UNL as a cost-effective way to indirectly invest in natural gas or as a hedge against the risk of loss in natural gas-related transactions. The degree of correlation among UNL’s share price, the price of the Benchmark Futures Contracts and the spot price of natural gas depends upon circumstances such as variations in the speculative natural gas market, supply of and demand for Futures Contracts (including the Benchmark Futures Contracts) and Other Natural Gas-Related Investments, and technical influences on trading natural gas futures contracts. Investors who are not experienced in investing in natural gas futures contracts or the factors that influence that market or speculative trading in the natural gas markets and may not have the background or ready access to the types of information that investors familiar with these markets may have and, as a result, may be at greater risk of incurring losses from trading in UNL shares than such other investors with such experience and resources.

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11.	The risk factor titled “Natural forces in the natural gas futures market known as “backwardation” and “contango” may increase UNL’s tracking error and/or negatively impact total return.” on page 7 of the Prospectus is deleted.

Natural forces in the natural gas futures market known as “backwardation” and “contango” may increase UNL’s tracking error and/or negatively impact total return.

The design of UNL’s Benchmark Futures Contracts is such that every month it begins by using the near month contract to expire and the contracts for the following 11 months until the near month contract is within two weeks of expiration, when, over a one day period, to the next month contract to expire as its benchmark contract and keeps that contract as its benchmark until it becomes the near month contract and close to expiration.. In the event of a natural gas futures market where near month contracts trade at a higher price than next month to expire contracts, a situation described as “backwardation” in the futures market, then absent the impact of the overall movement in natural gas prices the value of the benchmark contract would tend to rise as it approaches expiration. Conversely, in the event of a natural gas futures market where near month contracts trade at a lower price than next month contracts, a situation described as “contango” in the futures market, then absent the impact of the overall movement in natural gas prices the value of the Benchmark Futures Contracts would tend to decline as it approaches expiration. When compared to total return of other price indices, such as the spot price of natural gas, the impact of backwardation and contango may cause the total return of UNL’s per share NAV to vary significantly. Moreover, absent the impact of rising or falling natural gas prices, a prolonged period of contango could have a significant negative impact on UNL’s per share NAV and total return and investors could lose part or all of their investment. See “Additional Information About UNL, its Investment Objective and Investments” for a discussion of the potential effects of contango and backwardation.

While contango and backwardation are consistently present in trading in the futures markets, such conditions can be exacerbated by market forces. For example, extraordinary market conditions in the crude oil markets, including “super contango” (a higher level of contango arising from the overabundance of oil being produced and the limited availability of storage for such excess supply), occurred, and may continue to occur for an unknown duration, in the crude oil futures markets due to over-supply of crude oil in the face of weak demand during the COVID-19 pandemic when disputes among oil-producing countries regarding limitations on the production of oil also were occurring. Volatility in the natural gas market was also elevated, but it did not reach the same extreme levels as the volatility in the oil futures market did. However, the COVID-19 pandemic could cause increased volatility in the future, the impact of which could limit UNL’s ability to have a substantial portion of its assets invested in the Benchmark Futures Contract. In such a circumstance, UNL could, if it determined it appropriate to do so in light of market conditions and regulatory requirements, invest in other Futures Contract and/or Other Natural-Gas Related Investments.

See “Additional Information About UNL, its Investment Objective and Investments” for a discussion of the potential effects of contango and backwardation.

12.	The title for the risk factor “Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, which could cause the price of shares to substantially vary from the average of the prices of the Benchmark Futures Contracts.” on page 7 of the Prospectus is deleted and replaced with the following:

Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, by limiting UNL’s investments, including its ability to fully invest in the Benchmark Futures Contracts, which could cause the price of shares to substantially vary from the price of the Benchmark Futures Contracts.

13.	The following is added as a new risk factor immediately before the subsection titled “Tax Risk” on page 8 of the Prospectus.

Risk mitigation measures imposed by UNL’s FCMs have the potential to cause tracking error by limiting UNL’s investments, including its ability to fully invest in the Benchmark Futures Contracts and other Futures Contracts, which could cause the price of UNL’s shares to substantially vary from the price of the Benchmark Futures Contracts.

UNL’s FCMs have discretion to impose limits on the positions that UNL may hold in the Benchmark Futures Contracts as well as certain other months. To date, UNL’s FCMs have not imposed any such limits. However, were UNL’s FCMs to impose limits, UNL’s ability to have a substantial portion of its assets invested in the Benchmark Futures Contracts and other Futures Contracts could be severely limited, which could lead UNL to invest in other Futures Contracts or, potentially, Other Natural Gas-Related Investments. UNL could also have to more frequently rebalance and adjust the types of holdings in its portfolio than is currently the case. This could inhibit UNL from pursuing its investment objective in the same manner that it has historically and currently.

In addition, when offering Creation Baskets for purchase, limitations imposed by exchanges and/or any of UNL’s FCMs could limit UNL’s ability to invest the proceeds of the purchases of Creation Baskets in Benchmark Futures Contracts and other Futures Contracts. If this were the case, UNL may invest in other permitted investments, including Other Natural Gas-Related Investments, and may hold larger amounts of Treasuries, cash and cash equivalents, which could impair UNL’s ability to meet its investment objective.

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14.	The risk factor “UNL is not actively managed and tracks the Benchmark Futures Contracts during periods in which the prices of the Benchmark Futures Contracts are flat or declining as well as when the prices are rising.” on page 10 of the Prospectus is deleted in its entirety and replaced with the following:

UNL is not actively managed and its investment objective is to track the Benchmark Futures Contracts so that the average daily percentage change in UNL’s NAV for any period of 30 successive valuation days will be within plus/minus ten percent (10%) of the average daily percentage change in the price of the Benchmark Futures Contracts over the same period.

UNL is not actively managed by conventional methods. Accordingly, if UNL’s investments in Natural Gas Interests are declining in value, in the ordinary course, UNL will not close out such positions except in connection with paying the proceeds to an Authorized Participant upon the redemption of a basket or closing out its positions in Futures Contracts and other permitted investments (i) in connection with the monthly change in the Benchmark Futures Contracts or when UNL otherwise determines it would be appropriate to do so, e.g., due to regulatory requirements or risk mitigation measures, or to avoid UNL becoming leveraged, and it reinvests the proceeds in new Futures Contracts or Other Natural Gas-Related Investments to the extent possible. USCF will seek to cause the NAV of UNL’s shares to track the Benchmark Futures Contracts during periods in which its price is flat or declining as well as when the price is rising.

UNL’s ability to invest in the Benchmark Futures Contracts could be limited as a result of any or all of the following: evolving market conditions, a change in regulatory accountability levels and position limits imposed on UNL with respect to its investment in Futures Contracts, additional or different risk mitigation measures taken by market participants, generally, including UNL, with respect to UNL acquiring additional Futures Contracts, or UNL selling additional shares.

15.	The following risk factor is added immediately before the risk factor “The NYSE ARCA may halt trading in UNL’s shares, which would adversely impact an investor’s ability to sell shares.” on page 11 of the Prospectus:

UNL may not meet the listing standards of NYSE Arca, which would adversely impact an investor’s ability to sell shares.

UNL’s shares are listed for trading on the NYSE Arca under the market symbol “UNL.” NYSE Arca may suspend UNL’s shares from trading on the exchange with or without prior notice to UNL, upon failure of UNL to comply with the NYSE’s listing requirements, or when in its sole discretion, the NYSE Arca determines that such suspension of dealings is in the public interest or otherwise warranted. There can be no assurance that the requirements necessary to maintain the listing of UNL’s shares will continue to be met or will remain unchanged. If UNL were unable to meet the NYSE’s listing standards and were to become delisted, an investor’s ability to sell its shares would be adversely impacted.

16.	The first and last sentences of the risk factor “The NYSE Arca may halt trading in UNL’s shares, which would adversely impact an investor’s ability to sell shares.” on page 11 of the Prospectus are deleted.

17.	The following risk factor is added to the “Other Risks” subsection of the Prospectus, after the risk factor “Limited partners and shareholders do not participate in the management of UNL and do not control USCF, so they do not have any influence over basic matters that affect UNL.” on page 11:

UNL could become leveraged if it had insufficient assets to completely meet its margin or collateral requirements relating to its investments.

Although UNL does not and will not borrow money or use debt to satisfy its margin or collateral obligations in respect of its investments, it could become leveraged if UNL were to hold insufficient assets that would allow it to meet not only the current, but also future, margin or collateral obligations required for such investments. Such a circumstance could occur if UNL were to hold assets that have a value of less than zero.

USCF endeavors to have the value of UNL’s Treasuries, cash and cash equivalents, whether held by UNL or posted as margin or other collateral, at all times approximate the aggregate market value of its obligations under its Futures Contracts and Other Natural Gas-Related Investments. Although permitted to do so under its Limited Partnership Agreement, UNL has not and does not intend to leverage its assets by making investments beyond its potential ability to meet the potential margin and collateral obligations relating to such investments. Consistent with this, UNL’s investment decisions will take into account the need for UNL to make permitted investments that also allow it to maintain adequate liquidity to meet its margin and collateral requirements and to avoid, to the extent reasonably possible, UNL becoming leveraged, including by its holding of assets that have a high probability of having a value of less than zero.

18.	The following paragraph is added as a new, second paragraph, to the risk factor “UNL and USCF may have conflicts of interest, which may permit them to favor their own interests to the detriment of shareholders.” on page 13 of the Prospectus.

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USCF serves as the general partner or sponsor to each of UNL and the Related Public Funds. USCF may have a conflict to the extent that its trading decisions for UNL may be influenced by the effect they would have on the other funds it manages. By way of example, if, as a result of reaching position limits imposed by the NYMEX, UNL purchased natural gas futures contracts, this decision could impact UNL’s ability to purchase additional natural gas futures contracts if the number of contracts held by funds managed by USCF reached the maximum allowed by the NYMEX. Similar situations could adversely affect the ability of any fund to track the Benchmark Futures Contracts.

19.	The second sentence of the risk factor “UNL could terminate at any time and cause the liquidation and potential loss of an investor’s investment and could upset the overall maturity and timing of an investor’s investment portfolio” on page 13 of the Prospectus is deleted and replaced with the following:

In particular, unforeseen circumstances, including, but not limited to, (i) market conditions, regulatory requirements, risk mitigation measures taken by UNL or third parties or otherwise that would lead UNL to determine that it could no longer foreseeably meet its business objective or that UNL’s aggregate net assets in relation to its operating expenses or its margin or collateral requirements make the continued operation of UNL unreasonable or imprudent, or (ii) adjudication of incompetence, bankruptcy, dissolution, withdrawal or removal of USCF as the general partner of UNL could cause UNL to terminate unless a majority interest of the limited partners within 90 days of the event elects to continue the partnership and appoints a successor general partner, or the affirmative vote of a majority in interest of the limited partners subject to certain conditions.

20.	The first paragraph of the risk factor “An unanticipated number of creation requests during a short period of time could result in a shortage of shares” on page 14 of the Prospectus is deleted in its entirety and replaced with the following:

While USCF makes every effort to predict and maintain an adequate amount of shares outstanding, if a substantial number of requests for Creation Baskets are received by UNL during a relatively short period of time that substantially differs from past creation volumes, due to market volatility or otherwise, it could result in circumstances where, because of high demand for its shares, UNL may not have sufficient shares available for sale to satisfy demand. Authorized Participants may, therefore, be unable to purchase additional Creation Baskets.

21.	The following risk factor is added to the “Other Risks” subsection of the Prospectus, after the risk factor “The Fund may potentially lose money on its holdings of money market mutual funds.” on page 14 of the Prospectus:

UNL may determine that to allow it to reinvest the proceeds from sales of its Creation Baskets in currently permitted assets in a manner that meets its investment objective it may limit its offers of Creation Baskets.

UNL may determine that UNL will limit the issuance of its shares through the offering of Creation Baskets to its Authorized Participants. As a result of certain circumstances described herein, including (1) the need to comply with regulatory requirements (including, but not limited to, exchange accountability levels and position limits); (2) market conditions (including but not limited to those allowing UNL to obtain greater liquidity or to execute transactions with more favorable pricing); and (3) risk mitigation measures taken by UNL’s current and other FCMs that limit UNL and other market participants from investing in particular natural gas futures contracts, UNL’s management can determine that it will limit the issuance of shares and the offerings of Creation Baskets because it is unable to invest the proceeds from such offerings in investments that would permit it to reasonably meet its investment objective.

If such a determination is made, the same consequences associated with a suspension of the offering of Creation Baskets, as described in the foregoing risk factor, An unanticipated number of creation requests during a short period of time could result in a shortage of shares could also occur as a result of UNL determining to limit the offering of creation baskets.

22.	The following is added after the first paragraph of the subsection titled “Investment Objective” on page 22 of the Prospectus:

UNL seeks to achieve its investment objective by investing so that that the average daily percentage change in UNL’s NAV for any period of 30 successive valuation days will be within plus/minus ten percent (10%) of the average daily percentage change in the price of the Benchmark Futures Contracts over the same period.

23.	The following is added to the end of the paragraph of the subsection titled “Leverage” on page 22 of the Prospectus:

Although permitted to do so under its Limited Partnership Agreement, UNL has not and does not intend to leverage its assets and makes its investments accordingly. Consistent with this, UNL’s investment decisions will take into account the need for UNL to make permitted investments that also allow it to maintain adequate liquidity to meet its margin and collateral requirements and to avoid, to the extent reasonably possible, UNL becoming leveraged, including by its holding of assets that have a high probability of causing the net asset value of the fund to be less than zero.

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24.	The seventh sentence of the first paragraph of the subsection titled “USCF and its Management and Traders” on page 25 of the Prospectus is deleted and replaced with the following:

USCF Advisers serves as the investment adviser for the USCF SummerHaven SHPEI Index Fund (“BUY”) and the USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund (“SDCI”), each a series of the USCF ETF Trust. USCF Advisers was also the investment adviser for the USCF Commodity Strategy Fund (the “Mutual Fund”), a series of the USCF Mutual Funds Trust, until March 2019, when the Mutual Fund liquidated all of its assets and distributed cash pro rata to all remaining shareholders and for the USCF SummerHaven SHPEN Index Fund (“BUYN”), a series of the USCF ETF Trust until May 2020, when BUYN liquidated all of its assets and distributed cash pro rata to all remaining shareholders. USCF ETF Trust and USCF Mutual Funds Trust are registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

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